FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                25 November 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding UK Mobile Network sent to the London Stock Exchange on 25 November 2003




/s

press release

Ref:   062-2003
Date:  November 25th 2003



              O2 delivers best ever UK mobile network performance

Independently audited figures released by O2 today show it to have the best ever UK mobile call success rate, beating all figures previously published by Oftel. For the period April 2003 to September 2003, O2 achieved an overall national call success rate of 99.2%. This figure is the highest ever published in the twice yearly Mobile Network Operators Call Success Rate Survey.

Commenting on the achievements, Derek McManus, Head of Network Operations O2 UK, said: "Our customers regularly tell us that network performance is an important part of the service we provide and we are committed to the continual improvement of our network quality. We set our people the target of delivering the best ever UK performance and they have worked around the clock to pull it off."

Over the past 12 months, O2 has put in place a number of key initiatives to improve network quality. These include:

-  Over GBP100 million investment on improving network coverage

- Deployment of over 20 advanced network features to reduce the number of dropped calls, minimise congestion and improve voice quality.

-  A dramatic reduction in fault volumes and network downtime.

-  More rigorous and frequent network wide testing.

22,100 test calls were made on O2's UK network during the survey period. Seventy cities and towns were tested as well as major A-roads and motorways throughout the UK.

                                      Ends

Notes to editors

- Test calls are made by O2 as part of the Mobile Network Operators Call Success Rate Survey, published by Oftel on the basis of a common survey methodology. The survey methodology used and the results are independently audited.

- Further details of the survey methodology are available at the Oftel website http://www.oftel.gov.uk

- Measurements were made using an agreed set of routes. The roads were driven Monday to Friday between the hours of 8 am and 8 pm, excluding Bank Holidays.

- In order to cover a wide range of locations, data was compiled using vehicles with roof-mounted aerials and automatic call generation equipment to make test calls. The drivers of the vehicles did not make calls.

- Calls were made to and from mobiles connected to the automatic call generating equipment and dedicated fixed test lines. Twice as many "mobile to fixed" calls were made compared to "fixed to mobile".

-  Calls were regarded as successful if held for two minutes.



About O2

O2 aims to enrich customer's lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via "GPRS") and much more. Other services under development include music over mobile and mobile video. O2 is the UK market leader in mobile data services such as text, with over half a billion messages being sent by O2 customers each month. O2 has approximately 12 million customers in the UK.



For further information please contact:

David Nicholas
Head of Media Relations
mmO2 plc
0771 575 9176
david.nicholas@o2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 25 November 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary